Filed by Coventry Health Care, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Health Group Corp.
Registration Statement No. 333-120300

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2004 (the “Merger Agreement”), among Coventry Health Care, Inc. (“Coventry”), Coventry Merger Sub Inc. and First Health Group Corp. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Coventry on October 14, 2004, and is incorporated by reference into this filing.

John Szabo — CIBC

OK. Good afternoon. Our first presentation in the afternoon session today is Coventry Health Care, ticker CVH. Is, are we going to have a First Health person?

Yes, and First Health FHCC is also going to present.

As many of you know, the company, the two companies have entered into a merger agreement. So we’re very happy to have Dale Wolf, the CFO of Coventry Health, and Ed Wristen, CEO of First Health.

So without further ado I’ll turn it over to Dale and he’ll run you through the Coventry story. Welcome, Dale.

Dale Wolf — Coventry Health Care, Inc. — CFO

Thank you, John. Good afternoon.

As John mentioned, Ed Wristen from First Health is here this afternoon as well. And we’ll do a little bit of tag team on this presentation. I’ll turn it over to Ed in the middle section where we talk specifically about First Health’s business.

Also wanted to let you know that Shawn Guertin, who has recently been named as the, effective January 1, as the CFO of Coventry is here sitting in the front row next to Ed and you’ll get to know him more over time as well as he fills my role.

This afternoon what I want to talk through with you starts with the Coventry story. And I want to make sure we articulate what’s going on in the Coventry business today. And use that as a backdrop from which then to talk about the transaction whereby we will be merging with First Health.

First, on the Coventry story let’s review some of the numbers from ’04 based on guidance for the fourth quarter and actual results through three quarters we will be showing EPS growth for the year in the range of 34%.

Our guidance for ’05, which we released coincident with the third quarter numbers, would imply a stable margin outlook for ’05 earnings per share and we’ll show these numbers in a moment, $4.13 to $4.17 Coventry stand alone, which implies a stable operating margin just slightly above 9%, which I can remind you is the highest operating margin in the risk managed care business.

We have maintained a firm posture on our pricing discipline for the last several years. Prices have actually exceeded medical costs trend by anywhere from 100 300 basis points, provided a great deal of margin expansion. Our outlook for ’05 is that prices will come down to approximate the level of medical costs just barely into the double digits, 10 to 11%. But that prices will at least equal medical costs trend providing the stable margin outlook.

We’ll continue to gain SG&A leverage as we hold our cost increases to well below the rate of revenue increase and the G&A leverage comes from that. And is a part, again, of the operating margin staying flat.

Let’s talk about organic growth for a minute. You can see here our last 5 years of organic growth results at Coventry. I don’t think we have — yes, there’s the compound growth rate there, 4.1%. So on average over the last 5 years we’ve grown just in excess of 4% organic growth only.

Through the first 2 quarters of ’04 we were between 2.5 and 3% organic growth. We announced a slight decline in the third quarter sequentially and so that year to date we are at 75,000 net growth in members or 2.6%.

But you can see the ups and downs of this business and each of these times you can go back to and identify specific large case situations that drove membership changes that were apart from the average rate of growth.

And that’s true both on the positive and negative side. In ’02, for instance, in the middle of the year we dropped out of the Medicaid business in Delaware, some 40,000 members at the time, cost us a couple of points on the organic growth rate for ’02. It depressed it.

In ’03 we wrote a large ASO account in the middle of the year. So that is about a point and a half to growth.

So there’s variability in these growth results. We will finish ’04 with a fourth quarter that’s positive in terms of organic growth, which will bring our year to date or full year ’04 results somewhere in the 2.5 to 3 range. We believe closer to 3 at this point. And that will be based on original guidance for the year of 3 to 5%.

You can see here our guidance for ’05 for organic membership growth is 1 to 3%. Keep in mind this is net of a couple of large case losses we announced for January 1. But we think underneath those large cases we think the fundamentals of organic story haven’t changed a bit.

We are finding it a little more competitive in some markets, a little less competitive in other markets. But largely what you have seen is what you get here on the organic growth story. We’re still relying on a cost structure advantage in our business to drive organic growth above the rate of employment, taking advantage in most cases of second and third tier competitors who shrank in size and occasionally buy market share gains in some of our markets.

In addition to what we have done historically in terms of wide product offerings and low cost producer, there are several new things going on in the product arena for ’05. We will have HSA products rolled out in all markets for ’05. I think not unlike the industry, we expect adoption to be slow. But we need to have the arrow in the quiver.

We will be introducing and building individual product markets in Pennsylvania and Missouri. In fact, we have already started in Missouri as of August 1.

We’ll be expanding our service areas in our existing markets. Again, not a new phenomena as we continue to expand our geographic reach and with a significant improvement or expansion in ’05 resulting.

And I think the other thing to note is that retention continues to improve in the core business. Notwithstanding a couple of large case losses that occur from time to time, as premium rate increases have come down, not only for us but for the industry, there clearly is evidence of the retention story improving. So we expect continued good results in ’05, slightly less new business results but slightly improved retention result.

You can see the specific ’05 guidance here, which we gave and are confirming, 13% growth in EPS without acquisitions or without any use of our free cash, whether it’d be to pay down debt or to buy back shares.

Let me talk next about First Health. Obviously this was an important transaction for us that we announced last month. And I want to talk a little about the strategic rationale there and then Ed’s going to talk specifically about the First Health businesses.

We see many strategic gains coming out of this transaction. Some of those I’ve listed here. This is obviously largely a fee business in contrast to Coventry’s historical business. It diversifies not only our source of revenue, also our client base, and also our geographic reach. In the new product arena, specifically the workers’ comp business and the state Medicaid business, which Ed will mention, are performing very well today.

It expands our presence into additional markets. And we’ll talk a little more about this, but we will use that additional presence coming from the First Health platform to build additional risk businesses in selected of these new markets. And of course we believe there are meaningful expense synergies that come from the transaction.

I think one thing that investors have asserted in regards to the transaction is what a new business and what a different business this is for us relative to the Coventry historical business. And that is simply not the case. And we’ll go through the critical success factors in a minute.

But this indeed is a business we understand. We have participated in the self-funded business in all of our markets in the past. And when we go through the critical success factors, I think that further drives that point.

In the short term we believe we can capture some expense synergies in clearly overlapping areas. And while we, there’s a limit to how much of the specificity we can provide on those today, I can assure you that we feel very comfortable with those assumptions.

And then longer term is building on the franchise and the combination to grow each of those businesses. And we’ll talk some about that.

And we believe fairly executed from a transaction standpoint.

To the part about the business we understand, we just thought it would be instructive to list here some of the key skill sets, whether it’s claim payment, product design, slice underwriting, service, provider contract, or SG&A, these are all success factors that have propelled our performance in Coventry over the last number of years. And that in fact are many of the critical success factors at First Health.

The differences, the client base at First Health tends to be larger customers. We have played in some of the market. But the products they buy and services they demand are the same.

And then in workers’ compensation, again, a different customer base but the products they buy, network, utilization management, claim payment, are those we have provided before.

So we’re very comfortable with this business and as I mentioned before or in other presentations, and we’ll have a slide on later, many of our management group has been involved in these workers’, in these First Health businesses over time at, in prior lives.

Let me turn it over to Ed to give you some information about some of the specific First Health businesses and then I’ll be back up.

Ed Wristen — First Health — CEO

I’m just going to take a couple of minutes here to talk about First Health briefly.

First Health is a full-service managed care company. It’s got a national footprint. We perform managed care administration for our clients in the various sectors that we’re in, provide a national provider network and various back office services to meet their needs.

The provider network has been a distinctive feature of First Health. We’re in all 50 states and virtually every market in every state. A large directly contracted network of doctors and hospitals throughout the U.S. and ancillary providers in order to meet the needs of the customer constituencies that we have.

Substantially, the business is an administrative services business, managing the medical costs for our clients. Only a very, very small portion of the business is a risk model. So there’s not a real insurance risk. And it’s been a very high margin business, unregulated cash flows because of the nature of the business.

It’s a diversified business. We’ve serviced niches of customers in group health, workers’ compensation and in the public sector with state Medicaid. In group health our customer niches include the federal employee business, large corporate clients, insurance carriers and TPAs, workers’ compensation customers, large insurers, third part administrators. And in the public sector we provide services to various state agencies servicing Medicaid and Medicaid like clients.

We’ve had significant run on the revenue. This year has been relatively flat, as those of you who have followed us know. But we, as we look ahead to next year, we see a number of areas where we’ll see improvement.

As we look at the earnings quarter by quarter, again, we’ve been relatively flat quarter-to-quarter this year, setting the stage for how we see 2005.

As we’ve looked at 2004, there are a number of opportunities and issues that we have had to deal with. In the workers’ compensation arena, we see significant expanding opportunities, especially looking ahead to 2005 with the reforms that are upcoming in California and some other markets. This is a market in which we have a strong position, growing opportunities.

In the public sector servicing the state Medicaid agencies. Again, it’s been a growing market for us. Our business has been growing with expanding margins.

We’ve had a number of challenges in the federal employee space with a mail handlers benefit plan as we work to call that business and to get it to the right place so we can grow from a base.

And we’ve experienced in the corporate sector a highly competitive marketplace that we continue to find to be very competitive. But as we look ahead to 2005 we expect to be flat to slightly positive in that space.

As you look at our franchises and the different customer constituencies that we serve, we’re the clear market leader in providing managed care and workers’ compensation. We’re a market leader in the public sector providing PBM services to state Medicaid customers. Number 3 in the public sector providing fiscal agent services with an expanding situation in both those areas.

We’re number 2 in the federal employees space. Number 2 in the insurance carrier TPA sector, number 5 in the corporate, large corporate arena.

As you look ahead to our outlook for 2005, we expect the workers’ compensation in the public sector markets to be up in the high teens to mid 20% range in each of those sectors. In the corporate and insurance carrier TPA area, it’s expected to be flat to slightly positive.

And in the federal employee space, with the changes we’ve seen, with the mail handlers benefit plan, we’ve, we’re in the middle of open enrollment as we speak with the federal employee plans. And we won’t know what the enrollment will be until some time in the first quarter when we can provide more clarity on that.

But all in all we have an improving position with respect to our 2005 outlook.

And with that I’ll turn it over to Dale.

Dale Wolf — Coventry Health Care, Inc. — CFO

Let’s talk about the combined benefits and opportunities that come from this transaction.

And as you might imagine, we’re about 6 weeks or so after — 4 weeks — after announcing the transaction. Obviously the deal has not closed yet. We will be working on that towards the first quarter closing.

But we have laid some plans and have lots of ideas for opportunities as we work through this.

Clearly one of the places that will receive a lot of attention is the integration of the networks. Networks will be fundamental to this company going forward. There’s about a 12% overlap with the Coventry existing markets. And we will work first to integrate those networks and take best of breed in terms of provider contracts in those markets.

Secondly, there is opportunity in workers’ compensation, as Ed mentioned. That business is performing very well today and the wind is at our backs in terms of regulatory reform that promotes the use of network providers in that business.

Ed mentioned the Medicaid business, which is performing very well in and of itself. And mail handlers as well.

On the Coventry side, this gives us, for the first time, multi-site capability. We have missed opportunities in our markets where we have a piece of the customer’s business or frankly have been unable to bid on customer’s business at all because of our inability to administer multi-site. We will have that as a function of this transaction.

We’ll have new product offerings, obviously a national PPO as well as the workers’ compensation and Medicaid.

The third thing, just to mention here in terms of some of our thoughts, for those of you who follow us we’ve obviously moved from being in 3 markets to being in 15 markets today and have planned to expand our geographic reach over time.

The First Health network will provide the platform for growing additional risk markets. There are a number of markets where First Health has a very solid penetration in terms of market presence, has excellent provider contracts, and we will use that combination to put people on the ground locally and build risk businesses, much as we have today in 15 places on the Coventry side and grow the business thereby.

Quickly on the transaction, we can address any Q&A in Q&A, anything you have on this. Pretty straightforward, a 50/50 deal based on 20-day price movement prior to announcing the transaction, expected closing in the first quarter.

The regulatory and approval process we do not think will be a barrier to this transaction. You may note that we filed our S4 last night about 5:00 and we will obviously work through that with the SEC.

Other regulatory approvals in the states, there are 3 states, Missouri, Texas, and California. We have been to meet with those states and we do not anticipate a problem with approval on the regulatory side.

Transaction synergies, I want to make a distinction here. We laid out in our financial projections, if you will for synergies we laid out cost savings. And we thought that was the prudent way to look at this and not have pie in the sky kind of synergy estimates. Interestingly, people have come back to me and said, what you mean there’s no revenue synergy in this deal? And of course that is not what we believe.

Some of many of the strategic things we just talked about provide revenue synergies. But we prudently built our models on the assumption of G&A only.

And I think the other point on that to put in perspective here is because of the way that First Health has reported its P&L over time, if you specifically look at the G&A side, you only get a fraction of the total expense costs. You need to actually look up in the cost to goods sold line, if you will, to pick up the rest of the G&A.

So between our 2 companies we’re talking about $1.1 billion in ’03 Pro Forma SG&A. And that’s the basis on which we communicated 20 to $30 million in the first year and 40 to $60 million in the second year.

Importantly, how are you going to know if we’re on track? What should you look for here as key markers in terms of our priorities? And this is really the slide I mentioned before in terms of the experience among the Coventry executives.

As you probably have seen, Tom McDonough, who has been the company’s Chief Operating Officer for the last 6 years, will actually be moving over to assume responsibility for the First

Health business, as it exists today. He’s being replaced internally by the executive who ran our Pennsylvania franchise, who will now also report to me and have full responsibility for the health plan business.

There’s a full team of management executives with experience not only in Coventry in acquisitions but also in MetroHealth, United, and several other places, Aetna, CIGNA, Travelers before that.

Five points here. One is clarity of leadership. One of the things that we communicated about this transaction was our ability to manage it and the executive capacity to do that.

I think we have taken steps to do that by being able to assign Tom McDonough this responsibility, by finding my successor in Shawn Guertin, with inside the company, by finding the executives to run the health plans from inside the company, Pennsylvania, our most successful franchise.

We will continue to establish the executive leadership team, comprised not only of Coventry folks but also of some very important and key contributors out of the First Health ranks who will comprise the management team going forward. And most of that will be in place before the end of the year and certainly all in place before the transaction closes.

Secondly, of course, is hit our numbers. I’d like to think our credibility on that at Coventry has been pretty good over the last 6 or 7 years and you should not expect any different going forward.

Thirdly, growth in the Coventry segment, to my surprise people actually, investors, and certainly some sales siders, viewed the third quarter drop of 11,000 members in enrollment as a sign of impending doom in the Coventry business. Learn something new every day.

But the wheels are squarely on at Coventry. Business is very good. Enrollment prospects continue as they have in the past. And as I mentioned before, the organic enrollment is not a straight line and large case situations will impact our enrollment over time. But we feel very good continually about the Coventry business.

But watch our growth in the Coventry segment and that will be another marker.

The new markets as well. As I mentioned we have found ways through acquisition to increase the Coventry markets over time to build new franchises and this gives us a way to accelerate that progress because of the many markets with competitive position that we will get a jump start in from the First Health platform.

Currently, network consolidation, networks are key to our success. We will, as we mentioned, consolidate our network platforms in the existing Coventry markets. We will also work on enhancing our market position in other markets.

And lastly, at least for purposes of this, look for growth in the First Health business. I would say that this will be the last one to come. But we have outstanding growth prospects today in Medicaid and in workers’ compensation. I, although those don’t get as much focus as they deserve as part of the First Health platform, they’re significant parts of the revenue and business is growing very nicely, thank you.

In addition to that, as Ed mentioned, the corporate business will be flat to slightly up in ’05. Look for us to renew and accelerate that growth over time as well as to stabilize the mail handler situation and continue growing in the rental business.

So in summary, leave you with these points. The Coventry business is performing very well, as you have come to expect. First Health presented our company a great opportunity to acquire businesses we know, both from history and because of the skill sets that are the same.

We have the resources to manage them from within the company. It’s a — excuse me — it’s a transaction that’s accretive immediately with no synergies. It was 18 cents accretive in ’05 and 30 to 36 cents in the first year with synergies.

We have the leverage. Both transactions will be something just over one turn on EBITDA. We’ll generate in the neighborhood of 250 to $300 million of free cash as a parent next year to either delever and or buy back stock, depending on opportunities. There’ll be no acquisitions in’05 on top of this, so all that free cash will be available.

We’re pleased to add the management depth that comes through some of the executives from First Health that will be joining the team. And extremely excited about the opportunities, which are new and many compared to our history at Coventry, whether it be new markets, new products, or new customer segments.

Let me stop there. I think we’re out of time here. There’s a breakout session, White & Gold.

Thank you very much.

Additional Information About this Information

This communication is not a solicitation of a proxy from any security holder of First Health. Coventry and First Health filed a registration statement on Form S-4 with the SEC in connection with the merger. The Form S-4 contains a prospectus, a proxy statement and other documents for the stockholders’ meeting of First Health at which time the proposed transaction will be considered. The Form S-4, proxy statement and prospectus contain important information about Coventry, First Health, the merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the merger are available free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Coventry in connection with the merger are available to investors free of charge by writing to: Coventry

Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations. All documents filed with the SEC by First Health in connection with the merger are available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations.

Coventry, First Health, their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health’s stockholders. Information concerning Coventry’s directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual meeting of stockholders. Information concerning First Health’s directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual meeting of stockholders. Additional information regarding the interests of these participants in the merger is available in the proxy statement regarding the merger. Investors can obtain free copies of these documents from the SEC’s website.